FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Capital Structure & IFRS	2

Capital Structure Strategy and New IFRS for 2018 Telefónica Group 23 March 2018

Finance and Accounting session Pablo Eguirón Global Director of Investor Relations

Key Objectives Laura Abasolo Chief Financial and Control Officer

4 Key Objectives Capital Structure Strategy New IFRS for 2018 Implications and main changes of new accounting standards Cost optimization across capital structure Interest rates and FX volatility management Guarantee Solvency and Liquidity

Capital Structure Strategy Jesús Romero Deputy Chief Financial Officer

6 5.6 15.5 4.4 1.2 3.3 1.0 USD Bonds € Bonds Latam Financing Hybrids Bank Financing Total (€bn) Sources of long-term financing (FY 17 & 2018 YTD) Long term financing strengthened our balance sheet in 2017 and YTD 7.3 20.913.5 Cash position Undrawn credit lines & synd. credit facilities Liquidity position Liquidity position (Dec-17) (€bn) 92% LT (1.4) 5.8 6.2 2018E 2019E 2020E (€bn; not considering hybrid NC dates) Net Debt maturities (March 2018 PF with 2018 YTD issues ) Avg. debt life of 9.3Y expected in Q1 2018 (6.4Y in 2016) Interest payments cost (Dec-17) 3.94% 3.32% (0.40%) (0.22%) Dec-16 Europe Latam Dec-17 71% of debt in fixed rates (51% in 2016) <€100mn interest payment sensitivity to +100bps in rates (>€225mn in 2016) Source: Telefónica (0.62 p.p.)

7 Key Finance objectives – guarantee solvency and liquidity Meet key objectives while optimizing costs across our capital structure 1. Fully committed to a solid investment grade credit rating (BBB/Baa2) 2. Current liquidity covers debt maturities in excess of two years 3. Manage and hedge main risks – focus on interest rates and FX

8 Capital structure breakdown and pricing of debt vs. equity 1. Hybrids valued at issuance date 2. Data as of 20/03/2018. Source: Bloomberg 3. FCF ex spectrum plus financial payments net of taxes and adjusted for minorities 4. Assuming TEF’s effective cash tax rate of 21.9% Source: Telefónica 44.2 96.2 4.3 7.5 41.5 -1.3 Reported Net Debt Net Employee Commitments Hybrids Market Capitalization Minorities Enterprise Value 1 2 €bn FCF ex spectrum & unlevered FCF (€m) 5,300 6,5593 Post-tax Cash Yields (%) 6.82% (unlevered FCF yield) 3.32% 2.59% 5.00% (Div. yield) 12.77% (FCF yield) Pre-tax Post-tax4 5.34% 4.17% 4.41% 3.45% Pre-LM Post-LM Interest & Dividend outflows (€m) 2,077 (€40c/share)1,726 354 In six quarters, TEF refinanced €19bn at historically low rates and long tenors, equivalent to 34% of total debt plus hybrids and 20% of enterprise value ND decreased by -€4.4bn yoy in 2017

9 Historical trend in financial payments and key trade-offs in costs 2.4 2.5 2.4 2.1 1.7 4.7% 5.4% 5.0% 3.9% 3.3% 2.0% 3.0% 4.0% 5.0% 6.0% 1.6 1.9 2.2 2.5 2.8 2013 2014 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Total financial payments cost (RHS)Total interest payments (€bn) (LHS) €bn Rates 2,143 -€417m (∆ 1Y) 1,726Total Interest Payments (€m - 12M Rolling) 2,530 -€804m (∆ 3Y) AVERAGE MATURITY: low maturities = lower cost; in context of rising interest rates, preferable to increase average debt life 1 2 3 FX MIX: cost in euros are lower than in LatAm currencies; consider expected FX changes and compare extra financial cost vs. FX impact on principal FLOATING vs. FIXED RATES: floating = lower cost; in context of rising interest rates, safer to increase weight of fixed rate debt Source: Telefónica

10 Current market value of senior bonds - €39bn vs. notional €37bn TEF inventory of listed fixed income instruments by currency Source: Bloomberg. Data as of March 20th Senior EUR GBP USD Bond issues in 2017-18 YTD Years to maturity -1 0 1 2 3 4 5 6 Y 1Y 2Y 3Y 4Y 5Y 6Y 7Y 8Y 9Y 10Y 11Y 12Y 13Y 14Y 15Y 16Y 17Y 18Y 19Y 20Y … 30Y Y ie ld to m aturi ty (% )

11 Credit market depth is critical, specially in long tenors 0 25 50 75 100 125 <5yrs 5-7yrs 7-10yrs >10yrs 0 50 100 150 200 250 <5yrs 5-7yrs 7-10yrs >10yrs 0 5 10 15 20 25 <5yrs 5-7yrs 7-10yrs >10yrs Total Corporate IG issuance1 in 2017 – 300bn in EUR, 728bn in USD and 36bn in GBP Maturity breakdown EUR GBPUSD 1. Source: UBS Corporate Debt Capital Markets 2. Floating rate note (Euribor 3m + 40 bps) Source: Telefónica 9.5 1.48% 6.5 19.0 5.6 1.2 3.3 2.5 € Bonds USD Bonds Latam Financing Hybrids Bank Financing Total 10Y €1.4bn 20Y €0.8bn 30Y €3.4bn TEF: clear focus of long-term financing in last six quarters (between October 16 to March 18 in €bn) Years Yield 1.25 6.5 0.75 0.15 1.25 0.5 0.15 2 0.2 1.25 1.0 Oct-16 Oct-16 Dec-16 Jan-17 Jan-17 Jan-17 Mar-17 Sep-17 Jan-18 Total 11.75 2.32% 9 1.45% 10.4 1.72%11.5 2.32% 4 0.32% 15 1.93% 35 4.00% 8 1.53%

Derivatives – turn a 30Y USD coupon of 4.895% into 3.17% in €

Same steps used to turn 20Y USD bond with a fixed coupon of 4.665% into a 20Y EUR "synthetic" bond with a fixed coupon of 2.87%

Notional	Currency	Coupon (%)		Hedging activity
$1,250m	USD	Fixed (30Y T-Bond 3.165% + TEF Spread 1.73%)	Pay out	ISSUE: ***30Y USD bond with a fixed coupon of 4.895%*** *(maturity March-2048)*
$1,250m	USD	Fixed (30Y T-Bond 3.165%)	Pay in	1 **Interest Rate Swap (IRS)** to shift fixed USD debt to floating
	USD	Floating (USD LIBOR 3M)	Pay out	
$1,250m	USD	Floating (USD LIBOR 3M)	Pay in	2 **Currency Interest Rate Swap (CIRS)** to hedge FX and basis (spread) risks due to notional exchange
	EUR	Floating (EURIBOR 3M) +/- *(basis spread + 0.07%)*	Pay out	
		INITIAL AND FINAL NOTIONAL EXCHANGE		
$1,250m	USD	Fixed (TEF spread 1.73%)	Pay in	3 **Currency Interest Rate Swap (CIRS)** to hedge TEF margin credit risk (spread)
	EUR	*Fixed (TEF spread 1.52%)*	*Pay out*	
€1,022m[1]	EUR	Floating (EURIBOR 3M)	Pay in	4 **Interest Rate Swap (IRS)** to shift floating EUR debt to fixed
	EUR	*Fixed (30Y Swap 1.58%)*	*Pay out*	
€1,022m[1]	EUR	Fixed (30Y Swap + TEF spread +/- basis spread) (1.58% + 1.52% + 0.07%)	Pay out	RESULT: ***30Y EUR "synthetic" bond with a fixed coupon of 3.17%*** *(maturity March-2048)*

1. Assuming FX USD/EUR=1.222

12

Telefónica

13 Trade offs (1) – increased average debt life (6.4Y to 9.3Y in 5Qs) 1.Includes Cash position and undrawn credit lines & syndicated credit facilities Source: Telefónica Avg. Debt maturity was 6.4Y (Dec-16) vs. current 9.3Y (Mar-18 PF with 2018 YTD issues) - €bn 6.2 4.9 5.8 5.8 5.1 2.0 1.1 0.9 1.9 0.6 1.0 1.0 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 >2030 6.4 2.2 1.3 5.4 7.4 5.8 6.1 2.6 1.3 7.7 0.6 0.3 0.3 December 2016 (Liquidity1: €21.3 bn) €18.5bn debt maturities (+90.8% vs. Dec-16) Perpetual bonds 5.8 6.2 5.7 5.2 2.6 1.3 1.9 0.7 0.8 0.3 1.0 2.3 1.0 1.0 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 >2030 6.0 2.3 2.9 2.1 1.1 -1.4 6.5 7.0 6.2 4.8 1.7 2.0 1.3 7.3 March 2018 PF with 2018 YTD issues (Liquidity1: €20.9bn as of Dec-17) Perpetual bonds €9.7bn debt maturities 3.0 3.7

14 Trade offs (2) – increased fixed vs. floating rate debt 7.4 6.8 5.7 5.6 6.4 7.9 8.1 4.7% 5.4% 5.0% 4.6% 3.9% 3.5% 3.3% 0.2% 0.2% 0.0% -0.2% -0.3% -0.3% -0.3% 1.6% 2.2% 0.9% 0.5% 0.3% 0.7% 0.9% 2013 2014 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Total financial payments costs Avg. Debt maturity (yrs) EUR Swap 3M EUR Swap 10Y Sensitivity to +100bps in interest rates (€m) +118 +111 +232 +91+245∆ +134m ∆ -13m ∆ -141m % of Debt in Fixed Rates 71% 70% 48% 51% 71%∆ -22 p.p. ∆ +3 p.p. ∆ +20 p.p. 2013 2014 2015 2016 2017

15 Trade offs (3) – FX hedging strategy produced positive results Revenues (-€1,653m) OIBDA (-€717m) FCF (-€171m) Net Debt (-€639m) FX reduces OpEx FX reduces CapEx, Taxes & others FX reduces Net Debt FX impact in FCF is mitigated, “natural hedge” Debt structure more than offsets FCF impact (616) (103) (611) OIBDA FCF Net Debt (1,175) (166) (91) OIBDA FCF Net Debt (717) (171) (639) OIBDA FCF Net Debt 2015 (€m) 2017 (€m)2016 (€m) 0.97 0.90 Total Europe ex-financial payments Dividend FCFS 2017 (€) 2017 Total interest payments (before taxes) …exceeds dividends and interest payments… European FCF significantly… …LatAm is all upside

16 Levels of FX debt constantly monitored relative to FX fair value views 1.5 2.0 2.5 3.0 3.5 4.0 4.5 Jan-10 Jan-11 Jan-12 Jan-13 Jan-14 Jan-15 Jan-16 Jan-17 Jan-18 Jan-19 Jan-20 Fair Value (+/- 1 st. dev.) Illustrative case study: BRL/USD spot rates relative to equilibrium levels PPP: Purchasing Power Parity PPP since Jan'16 PPP since Jul'11 UNDERVALUATION Decrease debt in BRL OVERVALUATION Increase debt in BRL

17 FX hedging in 2016 – decision making based on economic profit analysis FX Impact on net debt A (€m) GBP BRL Rest TOTAL -91 Financial impact of bringing Net Debt/OIBDA to benchmark B C Financial Expenses FX impact on new debt +380 +337 Theoretical impact under benchmark A CD + +B= +626 Economic Profit AD - €717m

18 Executed 1st large EU hybrid liability management; annual savings >€60m 1St Call Date (currency) NOTIONAL (€m) Years to Call COUPON (%) Sep-18 (EUR) 1,125 0.49 6.50% Dec-19 (EUR) 850 1.70 4.20% Mar-20 (EUR) 750 2.02 5.00% Nov-20 (GBP)1 685 2.68 6.75% Sep-21 (EUR) 625 3.49 7.625% Mar-22 (EUR) 1,000 3.98 3.75% Jun-23 (EUR) 1,000 5.21 2.625% Mar-24 (EUR) 1,000 6.03 5.875% TOTAL TEF Holding 7,035 3.23 5.16% Mar-202 (USD) 417 1.94 8.5% TOTAL TEF Group 7,452 3.16 5.34% Hybrids Pre-LM Hybrids Post-LM 1St Call Date (currency) NOTIONAL (€m) Years to Call COUPON (%) Sep-183 (EUR) 0 0.49 0 Dec-19 (EUR) 705 1.70 4.20% Mar-20 (EUR) 592 2.02 5.00% Nov-20 (GBP)1 196 2.68 6.75% Sep-21 (EUR) 293 3.49 7.625% Mar-22 (EUR) 1,000 3.98 3.75% Sep-23 (EUR) 2,250 5.21 2.833% Mar-24 (EUR) 1,000 6.03 5.875% Sep-26 (EUR) 1,000 8.51 3.88% TOTAL TEF Holding 7,035 4.86 4.17% Mar-202 (USD) 417 1.94 8.5% TOTAL TEF Group 7,452 4.70 4.41% 1. FX: 0.88 GBP/EUR 2. COLTEL Hybrid (FX: 1.20 USD/EUR) 3. €473m outstanding; assumes exercise at first call date (Sept 18)

19 Implied costs of equity component of recently issued hybrid bonds NOTIONAL COUPON (%) COST (€m) Hybrid 1,000 2.625% 26.3 EUR senior 500 0.40% 2.0 Equity 500 4.85% 24.3 Implied cost of Equity (post tax1) 3.79% NOTIONAL COUPON (%) COST (€m) Hybrid 1,250 3.0% 37.5 EUR senior 625 0.95% 5.9 Equity 625 5.05% 31.6 Implied cost of Equity (post tax1) 3.95% NOTIONAL COUPON (%) COST (€m) Hybrid 1,000 3.875% 38.8 EUR senior 500 1.64% 8.2 Equity 500 6.11% 30.6 Implied cost of Equity (post tax1) 4.77% A Hybrid Dec-17 (5.5Y) B Hybrid Mar-18 (5.7Y) C Hybrid Mar-18 (8.5Y) Consider hybrids as attractive long term components of our capital structure 1. Assuming TEF’s effective cash tax rate of 21.9% Source: Telefónica

20 Main takeaways Stronger balance sheet and solid track record of risk management Objectives – guarantee solvency and liquidity; solid investment grade credit rating (BBB/Baa2) Hedge interest rate and FX risks while optimizing capital structure costs In 2017 we strengthened our balance sheet ahead of potentially higher interest rates Refinanced €19bn since Oct 2016, equivalent to 34% of total debt and 20% of enterprise value Q1 2018: issued €3bn in senior bonds, executed €2.25bn hybrid LM and refinanced €5.5bn RCF

New IFRS for 2018 Marta Soto Head of Accounting Policies

22 Overview

23 23 EFFECTIVE DATE… … January 1st 2018 … Partial Retrospective approach adopted by Telefónica CORE OF THE STANDARD… … Revenue recognition is based on the contract with the customer and is not necessarily aligned with billing CHANGES IN REVENUE RECOGNITION… … New revenue mix … Variations in timing of revenue recognition AND IN SOME COST RECOGNITION… … Certain costs of customer acquisition have to be capitalized Replacing various different standards on revenue recognition. IFRS 15 delivers a unified accounting model across industries ensuring… Higher comparability Higher consistency Major changes and implications of the new standard IFRS 15: The new revenue standard IFRS15 IMPACTS (*): Opening pre-tax equity 2018: €+1.0 Bn Estimated P&L impact based on FY17: • Revenue: €-60 Mill • OIBDA: €-80 Mill (*) Unaudited figures

24 24 • Financial Assets Classification based on: o Business model o Contractual Cash Flow Characteristics • Financial Assets Measurement: o Fair Value through profit and loss (FVtPL) o Fair Value through other comprehensive income (FVtOCI) o Amortised Cost (AC) • We move from an incurred loss model to a new impairment model based on EXPECTED CREDIT LOSSES • Objective: To reflect the pattern of deterioration or its improvement Classification & Measurement Impairment • Simplification of IAS 39 requirements but higher volume of information about the activities carried out by the Entity regarding risk management • Objective: To align hedge accounting with risk management Hedge Accounting Main changes IFRS 9: Financial Instruments Opening pre-tax equity impact 2018: €-200 Mill No relevant impact expected in P&L FY18

25 IFRS 15 in detail

26 26 Applying a 5 Step Model to determine when and how to recognise revenue IFRS 15: The model when a performance obligation is satisfied by transferring the good or service to the customer Recognising revenue To each performance obligation based on the relative standalone selling price Allocating the transaction price The amount to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer Determining the transaction price - Good or services that are distinct; or - A series of specified goods or services substantially the same with same pattern of transfer to the customer Identifying performance obligations Identifying the contract Identifying the contract Identifying POs Determining TP Allocating TP Recognising revenue 5 steps Other aspects: Cost Capitalization Capitalization of incremental costs for obtaining a contract if the amortization period is over 12 months long Areas of major impact for Telefónica Agreement that creates enforceable rights and obligations

27 27 Before… …After R e ve n u e Months 200 150 150 150 150 150 Handset revenue Service revenue Revenue Billing Revenue Billing The difference is reflected in the Balance Sheet 740 Balance Sheet Impact Months Months C o n tr a ct A sse t P&L Impact Cash conversion over the contract term 120 120 120 120 120 R evenue sS./150 per month during 18 months Total = S./2,700 Handset Price with service(*) S./200 Total Contract = S./2,900 Step 4 implications through an example… … affecting those offers with a discount on the handset or the service, or both IFRS 15: Basic Adjustment Key points Total revenue of contracts is the same Time of recognition differs Revenue mix changes New B/S items: contract assets and contract liabilities 540 510 480 450 420 0 … … … SSPR = S./740 (*) SSP = S./925

28 28 Before… …After Months Months Expen se s C a p italized co st s Expen se s Months 30 1.25 1.25 1.25 1.25 1.25 1.25 One shot recognition OPEX accrual in accordance with the pattern of transfer of the services P&L Impact IFRS 15: Cost Capitalisation Incremental costs have to be capitalised if the entity expects to recover those costs Let’s see an example… A dealer is paid a commission of 30 € for a new contract with a customer. The total duration of the contract is 24 months … … OPEX accrual over the total term of the contract 28.75 27.50 26.25 25.00 23.75 0 Balance Sheet Impact P&L Impact Key points Sales commissions with deferral period longer than 12 months New B/S item: Capitalized costs

29 29 IFRS 15: Opening equity impact 2018 30% 70% 5% 4% 38% 36% 5% 12% Areas of impact Segment Distribution Capitalised costs Contract Assets & Contract Liabilities UK North Hispam South HispamGermany Brazil Spain The following charts represent the estimated equity impact on a pre-tax basis of €+1.0 Bn distributed by areas of impact and segments Unaudited figures

30 30 1 North HISPAM: Colombia, Mexico, Costa Rica, El Salvador, Guatemala, Nicaragua, Panama, Ecuador and Venezuela 2 South HISPAM: Argentina, Peru, Chile and Uruguay IFRS 15: Estimated contribution per region OIBDARevenue South HISPAM 2 North HISPAM 1 Germany UK Spain Brazil Estimated P&L impact based on FY17 Unaudited figures Total Group Revenue: € -60 Mill -0.1% over Revenue OIBDA: € -80 Mill -0.5% over OIBDA Non-relevant impacts in any segment

Key Takeaways Laura Abasolo Chief Financial and Control Officer

32 32 Key Takeaways Capital Structure Strategy New IFRS for 2018 No material impacts expected -0.1% Revenues and -0.5% OIBDA (estimated impact based on FY17) Healthier Balance Sheet Solid risk management track record Impressive refinancing exercise: €19bn Guidance not affected under new standards

Q&A Session Laura Abasolo Jesús Romero Marta Soto Pablo Eguirón

Appendix

35 TRANSITION PORTFOLIO APPROACH FINANCIAL COMPONENT Telefónica Group will use portfolios as a method of clustering similar contracts. wherever possible Telefónica Group will not require the calculation of the financing arrangement for those commercial offers where the customer pays for the good or service in one year or less COSTS MODIFIED CONTRACTS COMPLETED CONTRACTS For modified contracts, Telefónica Group will not evaluate separately the effects of the contract modifications before January 1st 2018 Contracts with customers completed before the effective date of January 1st 2018 do not create adjustments to the financial statements and will therefore not have any effect for the Telefónica Group Telefónica Group will adopt the cumulative transitional approach. recognizing the cumulative effect of the initial application of the Standard as an adjustment in equity in 2018 Telefónica Group will not capitalize incremental costs. that would create an asset with an amortization period of one year or less and recognize the costs as expenses directly upon incurrence The Standard contains certain practical expedients for the adoption of revenue recognition IFRS 15: Practical Expedients

This document and the Q&A session may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions,Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business or business development strategy or any other unexpected circumstance. This document and the Q&A session may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in this presentation are included in the our consolidated financial statements and consolidated management report for the year 2017 submitted to the Spanish National Securities Market Commission (CNMV), Note 2, page 283 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor the Q&A session nor any of their contents constitute an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of any securities, or a recommendation or advice regarding any security. Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 23, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors